Exhibit 99.1

21Vianet Announces US$388 Million Investment From Tus-Holdings

BEIJING, May 23, 2016–21Vianet Group, Inc. (Nasdaq: VNET) (“21Vianet” or the “Company”), a leading carrier-neutral internet data center services provider in China, announced today that Tus-Holdings Co., Ltd. (“Tus-Holdings”), a large integrated enterprise established in reliance on Tsinghua University, has, through its affiliated investment vehicle, entered into definitive share subscription agreement (“Share Subscription Agreement”) to make US$388 million equity investment in the Company .

Pursuant to the Share Subscription Agreement, an affiliated investment vehicle of Tus-Holdings will make a US$388 million investment in 21Vianet, with a share subscription price of approximately US$2.712 per ordinary share, or US$16.274 per ADS. The investment will be comprised of newly issued 31,996,874 Class A ordinary shares and 111,053,390 Class B ordinary shares. Immediately after the closing of the transaction, Tus-Holdings will, through its affiliated investment vehicle, hold approximately 21.4% equity ownership in 21Vianet, representing approximately 51.0% of the voting power. The transaction is subject to the satisfaction of customary closing conditions, with the closing expected to occur in June 2016. The investor agrees to be restricted from transferring or otherwise disposing of the newly issued shares within 180 days after closing.

“We welcome the new strategic investments by Tus-Holdings,” said Mr. Josh Chen, co-founder and chairman of 21Vianet. “We are very excited to see that Tus-Holdings, a leading enterprise engaging in fostering technological innovations and entrepreneurship, shares our vision and strategy in developing a more open, more innovative, next generation cyberspace infrastructure in China. As we remain fully committed to our customer-focused value proposition, we are confident that its investments offer significant strategic value in strengthening our core operations and expanding new business opportunities.”

Mr. Jiwu Wang, Chairman of Tus-Holdings, stated, “We are excited of the strategic investment in 21Vianet as we believe the growth strategies from both Tus-Holdings and 21Vianet are highly aligned and complementary. With a strategic focus in ‘digital industries, digital cities and digital science parks,’ Tus-Holdings strives to become a leading force in building a digital economy in China with key growth engines including Cloud Computing, Big Data and Internet of Things. By sharing resources and facilitating innovation and cooperation, we believe Tus-Holdings and 21Vianet can work together to achieve that common goal. Additionally, we are confident in 21Vianet’s management team’s ability to execute its business strategies, capture growth in the internet infrastructure market and generate shareholder value over the long term.”

About 21Vianet

21Vianet Group, Inc. is a leading carrier-neutral internet data center services provider in China. 21Vianet provides hosting and related services, managed network services, cloud infrastructure services, content delivery network services, consumer broadband services and business VPN services, improving the reliability, security and speed of its customers’ internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology enables customers’ data to be delivered across the internet in a faster and more reliable manner. 21Vianet operates in 44 cities throughout China, servicing a diversified and loyal base of more than 2,000 customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

About Tus-Holdings

Tus-Holdings Co.,Ltd., established in July 2000, is the successor of Tsinghua University Science Park (TusPark) Development Center founded in August 1994. Tus-Holdings is a large integrated enterprise established in reliance on Tsinghua University. It takes full responsibility for developing, constructing, operating and managing TusPark, and it’s one of the first National Demonstration Enterprises in modern service industry. Its portfolio companies include over 200 listed & non-listed enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

21Vianet Group, Inc.

Eric Chu, CFA

+1 (908) 707-2062

IR@21Vianet.com

ICR, Inc.

Simic Chan

+852 3469 5065IR@21Vianet.com